

April 28, 2010

By U.S. Mail and Facsimile to: (212) 635-1121

Mr. Thomas P. Gibbons
Chief Financial Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

Dear Mr. Gibbons:

   We have reviewed your response letters dated April 12, 2010 and April 26, 2010 and have the following comments.

1. Your response indicates that you identified circumstances where you erroneously netted securities borrowing and securities lending transactions from one subsidiary, as well as other netting errors related to deposits and overdrafts. Your response indicated that the maximum amount of these netting errors was $5.9 billion at September 30, 2008. You have concluded that the error is not material. To support your assertion, please provide us with your materiality analysis for all periods that would be impacted and that considers among other factors the criteria in SAB 99. As part of your analysis, please address the following:

    a. Whether the cause of the errors was intentional;

    b. Whether management outside of the business units where the errors were discovered was aware of the accounting practices being followed by the business unit for these transactions;

    c. Whether any key banking regulatory ratios or credit ratings of the Company or subsidiary(ies) would have been impacted; and

    d. Whether the cause of the errors was due to an internal control weakness, and if so, management's plans to address these weaknesses.

Please confirm that you have shared this analysis with both your independent registered public accounting firm and your audit committee and that they concur with your conclusion.

2. Tell us if the error identified has been corrected in the quarter ended March 31, 2010. Please tell us if you have performed additional testing and explain how you were able to conclude your systems have been corrected.

3. Assuming you continue to believe that the errors discussed in your letters dated April 12, 2010 and April 26, 2010 are immaterial for restatement of prior period financial statements, please disclose in your March 31, 2010 Form 10-Q that these errors were identified, the periods to which they relate, any changes made to your financial statements or internal controls in response to the identification of the errors, and you and your audit committee's views on materiality.

4. Please expand the details provided in your April 26, 2010 letter to more specifically disclose the nature of the errors, including supportive details both explaining how the error occurred and how you have been attempting to correct and resolve these errors. For example, we note that you refer to the conservative assumptions you used in determining the estimated increase in the amounts of deposits and loans in London and in the U.S. due to this error. Please explain how you concluded that the assumptions used were conservative and explain how they could vary and why you believe they are appropriate to use in these circumstances.

5. If as a result of the identification of the error, you have made changes in your internal control over financial reporting, please provide the disclosures required by Item 308(c) of Regulation S-K. If you have not made changes, supplementally please advise us if you are planning on making changes, and if so when. If you do not believe any changes in your internal controls over financial reporting are necessary, please explain the basis for your conclusion. Further, tell us how you and your independent auditors were able to conclude that this was not a material weakness in your internal controls over financial reporting for the periods presented.

6. Please tell us (a) whether you have discussed with the audit committee and your independent registered public accounting firm the likelihood, in light of the errors discussed in your letter, that there are additional errors in your financial statements for the three year period ended December 31, 2009 and (b) the substance of those discussions.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant